Exhibit (a)(8)

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

MANAGEMENT DISCUSSION SECTION

Company Representative

And today, we are thrilled to have presenting Take-Two Interactive Software. Before we get started, I just need to read some disclosure statements.

As you are aware, we are required to make a number of conflict of interest and related disclosures in connection with our participation in this conference and the companies that we may discuss. If you would like to review these important disclosures, please pick up a packet at the back of the room. For those of you listening by webcast, PDF copies can be accessed on the web.

I’d like to now introduce the management team of Take-Two Interactive Software. With us today we have Cindi Buckwalter, the Executive Vice President; Ben Feder, Chief Executive Officer; and Strauss Zelnick who is the Chairman.

With that, I’m going to turn it over to Cindi.

Cindi Buckwalter, Executive Vice President

Good afternoon. Thank you all for joining us today. Before I began our presentation, I’d like to draw you attention to our Safe Harbor statement.

During the course of our presentation today, we’ll be making forward-looking statements. The statements made in this document that are not historical facts are considered forward-looking statements under Federal Securities laws. These forward-looking statements are based on the beliefs of and assumptions made by our management and information currently available to us at this time. Actual operating results may vary significantly from these forward-looking statements based on a variety of factors, including the risks related to Electronic Arts’ tender offer to acquire the company’s outstanding shares. Important risk factors are described in our filings with the SEC including our Form 10-K for the fiscal year ended October 31, 2007 and our Form 10-Q for the first quarter ended January 31, 2008 in the section entitled risk factors. These filings may be obtained from our website at www.take2games.com or by contacting the SEC. Take-Two’s stockholders should also read the company’s solicitation recommendation statement on Schedule 14D-9, which has been filed today and it’s also available on our website.

Before Strauss begins his remarks, we’d like to first show you a brief video, which showcases the talent and breadth of our team and our portfolio.

[Video Commercial]

Now I’ll turn it over to Strauss Zelnick, Chairman of Take-Two.

Strauss Zelnick, Executive Chairman

Thanks. Well, that’s about as entertaining as we’re going to get today. So thanks for joining us. I think you can see from the excitement in the reel that just reflects our excitement at the opportunity that lies ahead for the interactive entertainment business and for our company.

Typically, what one does it in investor presentation like this is to talk about value of an enterprise. I’m going to do that today and I’m going to do so in the context of the tender offer from Electronic

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

Arts, which our board has unanimously rejected, and I assume many of, not all of you’ve seen our filings. I’m going to recap the events briefly.

On February 24th, EA made an unsolicited proposal to acquire Take-Two for $26 a share in cash, our board rejected that as the wrong price and given the upcoming launch of Grand Theft Auto IV among other things — many other things you have seen the wrong time.

We offered at that time, we’ve since reiterated that offer to enter into a good faith dialog with EA beginning the day after GTA IV’s release, April 30th. EA didn’t agree that process, so March 13th, they launched an unsolicited highly conditional tender offer at the same price $26 a share. So what did we do? We reviewed the offer carefully with our financial and legal advisors; had plenty of internal board discussions, and our board has unanimously voted to recommend that stockholders reject this offer and not tender their shares. We filed our 14D-9 today and we outlined our recommendations and the board’s rationale and the advice that was given.

So one of the goals of the presentation today is to help you all understand the value of Take-Two from our perspective and the context of where we sit in the industry, the strength of our business, the benefits of our turnaround and revitalization efforts so far and our projected growth going forward.

We’ll also touch on what our business could be worth to a potential strategic partner and demonstrate why we think EA’s offer undervalues us in that context, as well as in the context of how others in the industry are valued, and then we’ll try to take some questions and the CEO of our company Ben Feder is here with me today and he will join me for the Q&A.

So let me just summarize the rationale for the board’s rejection of the offer. It’s inadequate in multiple respects. We have one of the strongest portfolios of intellectual property in our business. We have a superb creative and business team. We have a revitalization plan that’s beginning to deliver results. And we’re uniquely positioned to deliver stockholder value in an industry that’s enjoying the highest growth rate of any entertainment business.

We believe the timing of the bid in that context is inappropriate, unfortunate and opportunistic. First of all, we need to keep our team focused on the job at-hand, bringing GTA IV to our customers whom we hope to delight, as well as the rest of our robust release schedule. We need to realize and we want our stockholders to benefit from the full commercial potential of the game and we don’t think that’s going to be evident until after the release. That release in order for it to be first class also requires a lot of focus and effort not just from our creative team, also from our marketing team, also from our business team, also from Ben and from me.

We think that EA’s unwillingness to wait what amounted actually to several weeks to negotiate with us and instead pursue a hostile course is evident that they see the same value we see, that we don’t think the market actually sees yet, value that we think they are trying to lock-in at the expense of stockholders and that’s not something that we can countenance.

We also think the bid doesn’t reflect the positive results of our turnaround effort so far, in fact the legacy issues that troubled the company are now well behind us. So we think the timing again of the bid was set up to capture the value before the value became evident and reflected in our market price. We also think it’s clear that EA’s offer doesn’t reflect or compensate stockholders for the significant potential synergy value that a combination with another company will almost certainly create, and specifically for EA there’s unique synergy value we think in the sports business. We think also incidentally that both the Street and EA have underestimated the value of our sports business.

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

And finally, when you look at this in terms of comps, it just doesn’t stack up. Our financial advisors, Lehman Brothers and Bear Stearns have looked at the company and looked at comps, looked at the industry, they submitted written opinions to our board and they’ve taken the position that the offer price was inadequate from a financial point of view.

In summary, our board, our management, our advisors, we all believe Take-Two is worth more than $26 a share and I am hopeful that you’ll arrive at the same conclusion after the presentation.

Now that said, the board of Take-Two, the management team of Take-Two are absolutely 100% committed to doing the right thing by stockholders. Stockholders installed this new board and management team less than a year ago. And they did so because of our commitment to and our track record of creating shareholder value. So to that end we’ve announced that we’re commencing a process to consider all strategic alternatives to maximize the value of Take-Two.

How we’re going to do that? We’re going to commence formal discussions on April 30th and if appropriate negotiations because we think this puts us in the best position from a timing perspective and a value creation perspective. And in order to do that, we’re preparing immediately, how, we are getting our diligence materials together. We’re putting MDAs in place with interested parties and we’ve disclosed that we’ve had expressions of interest from numerous parties and we’re willing to have informal discussions starting now.

Why this approach? We think this approach is the best way not only to maximize value by looking at all the alternatives, but also mitigating risk by allowing the company to focus on our key release and creating all the value we can in that key release between now and April 29.

So what I’d like to do now is just turn a bit to our story since that’s kind of the most important thing that we should talk about here. For those of you who are unfamiliar, if anyone is unfamiliar, let me provide a quick snapshot of who the company is. We are a leading developer, publisher, and distributor of interactive entertainment. We have one of the strongest portfolios of internally developed and owned intellectual property. We think we have the best proprietary brands in the business. We have what we believe is a superb unmatched creative team in the business; our game ratings reflect that. And we have a management team with experience not only in interactive entertainment but all forms of the broader entertainment business and a strong track record of value creation for stockholders.

We have 16 best in-class development studios. We have 13,000 people in development worldwide and our labels have launched 30 titles, 30 titles with sales of 1 million units or better. We’re proud of our licenser relationships with hardware companies, sports leagues and other partners and our products reflect that. We have a terrific pipeline not just for 2008, not just GTA IV, but 2009 and beyond and that gives us significant revenue and profit visibility.

We also have a sound balance sheet that allows us to take advantage of all the opportunities that are available to us and a worldwide distribution system. Most importantly, the wind is at our back. This is a terrific industry. Every analyst in the industry believes it’s growing for the next 5 to 7 years without interruption. Pick your growth rate, analysts think it’s between 12 and 17%.

So take a look at this chart. It tells you what that growth rate looks like. We think it’s pretty exciting. What’s it being driven by? The absorption and take up rate of the next generation of hardware. We’re already through the transition, but still at the beginning of penetration, expanding audiences because people consume the same entertainment as they are adults — as they grow to be adults, as they did as teenagers, so the audience is expanding. The average game player today is 33 years old, not a kid in the basement anymore. And the growing opportunity for new revenue streams, whether that’s mobile or massive multiplayer, network gaming, micropayments,

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

advertising and subscription. We think this is poised to be the fastest growing segment for entertainment in the coming years and we’re pretty excited about that.

Turning to our company within that context, we’ve 15 franchises that we own — we own the underlining intellectual property, we don’t license it from anyone — that are one million unit plus selling franchises. This gives us one of the highest percentages of owned intellectual property in the business, over 50%. And that allow us to deliver higher profit margins because we make more money on owned intellectual property. More to the point, it means someone can’t take the property away from you. It means you own it; you can do what you want with it. You can exploit it in other media. It means you are not subject to a license or changing their mind about your intellectual property.

I know there are people who think that Take-Two is a one trick pony; that it’s all about Grand Theft Auto and certainly our interest in Grand Theft Auto is well placed. This is the standard bearer in the industry but we have plenty of other products as well. And in fact every year since 2004, we’ve seen the launch of at least one new successful million unit selling franchise.

I talked a bit about our labels. We have a label group that includes Rockstar Games, 2K Games, 2K Sports and 2K Play. We cover every genre in the business and as the business diversifies and grows and attracts a broader audience where they are, whether it’s mature rated product or family oriented products, whether they are for all the demographics for all the platforms.

Turning to each of the individual labels, obviously within Rockstar, Grand Theft Auto is the number one selling franchise in that business. It’s highly valuable. It’s highly durable. It keeps selling more and more and we think that it’s — well let’s just say our expectations are very high. That supported by our retail pre-orders, they are running ahead of our expectations. As some of you know, we changed our guidance recently, partially to reflect that. We think GTA IV is going to be a game changer for the industry.

There are other franchises at Rockstar too. Midnight Club and Bully both internally owned and developed. We also have a broad portfolio of million unit plus franchises included Max Payne, Manhunt, Red Dead Revolver and The Warriors and Rockstar is focused on coming up with new franchises every year starting now.

Turning to 2K, another great story, last year a big runaway success in the industry was BioShock, internally developed, owned by Take-Two at the 2K studio and BioShock was an off the chart success. It won 50 Game of the Year awards. It was the highest rated Xbox 360 title ever and I think at this point we have announced, we’re coming out with another BioShock in 2009, right Ben? If we haven’t, we just did.

Civilization is one of the world’s top PC franchises within an extremely enthusiastic fan base that sold over eight million units to-date, and we have an upcoming release of Civilization for console. Sid Meier has said, this is the game I always wanted to make.

Turning to Sports, boy the company got a lot of criticism for entering this business and after some years of heartache we’re really hitting our stride. This was built from the ground up over the past four years. It’s one of the Take-Two’s unheralded achievements. Our ratings are higher than the competition, brand X over there.  We rate higher than brand X in a head-to-head competition over and over again.

Our NBA 2K title on next-gen platforms continues to outsell the competitive side of title and we think we can do much more of that.  Also, because this is an annual business we have a lot of visibility into it.  Its revenue and its profitability as we have said before, sports will be a contributor to our profitability in this fiscal year.

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

Just a moment on sports, obviously our sports business is uniquely valuable to a company like EA, because it would solidify their market position.  And I think it’s particularly attractive because we have top rank development teams, top quality titles, and terrific licensing relationships.

Let’s turn to our family-oriented business, 2K Play.  This business was founded in 2007 to capture the opportunity in the growing casual games market.  If you are a student of Take-Two and I hope some people here are, one of the first things that Ben and I’ve said in our first conference call, was we’re going to focus on the Wii platform and we’re going to focus on casual gaming.  And then to put the pedal to the medal on Carnival Games immediately and it’s been a terrific success for the Wii, it shipped over 1.2 million units and it’s continuing to sell very, very successfully.

We are expanding the brand, we’re going to be on DS this summer, and we’ve already announced Carnival Games: Mini-Golf will be coming to Wii this fall.  We also do have some license property in this area with some of Nickelodeon’s top brands with Dora the Explorer and Go, Diego, Go!  So, the Wii and other family-oriented entertainment platforms are big focus for us.

Turning to our operations, we spend a lot of time talking about how we’re going to revitalize the company.  We put in place 100-day plan; we achieved our goals in the 100-day plan and some of the things we outlined, worth just taking a moment to say there they’ve been achieved.  We completed the $25 million annualized cost reduction program that will be fully realized and hitting our numbers by the end of this fiscal year.

We implemented a robust and disciplined product review process, Ben runs those quarterly meetings.  It’s — they are not easy because they require all of our creative and business people to come together and be honest with each other.  But what does it yield; a highly disciplined, highly economically sound product investment strategy.  And we have, in fact, made plenty of decisions based on those meetings and they give us comfort that our investments are sound and when we have to make tough decisions we make them in a timely fashion.

We’ve consolidated the bulk of our 2K operations on the West Coast, cutting our cost, increasing our efficiency.  We restructured our international operations, cutting our cost, increasing our efficiency. We sold our non-core accessories business, allowing us to focus on the business at hand.  We’ve made significant progress on all of our outstanding legal issues and right now the ultimate actions are in the hands of the authorities. And we are focused on maximizing the performance of our distribution business, as well as all of our other businesses and we’ve had good results there as well.

Let’s take a look at our robust release schedule.  We are not just about GTA IV, although we’re thrilled to have that in our line up.  We have a terrific line-up for 2008, 2009 and beyond, and this list only shows you what’s already been announced.  We have other titles in the pipeline and hopefully some positive surprises.

I mentioned earlier, we have the wind at our back, what do we love about this business?  Well, in addition to a solid business that we have now and a sound balance sheet, a terrific team and the fact that we’re coming to the end of a strong revitalization process, we think there’s going to be enormous growth in areas that are just beginning to be explored now.  Episodic content, we’re at the forefront of that exploration. Network game play, this business is turning into a multiplayer business. It’s going to be a multiplayer business, not all of our games have been multiplayer games, going forward the bulk of them will be. There’s going to be a micro transaction business, and they’re already in game ads.

Now the biggest opportunity I just alluded to, episodic content — we’re already getting into that business with two episodes that can be downloaded for GTA IV on Xbox LIVE. This is the first time

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

we’ve ever tried episodic content. We’ll see how it goes. But suffice to say that both we and Microsoft are really focused on it and really excited about it.

We also think network game play is a way to lock in our consumers. It’s also a way to make sure that our retail sales for packaged goods remain strong.

We’re beginning to think about micro transactions. That’s when you spend a very small amount of money to upgrade a player’s uniform in a sports game or customize a car or a weapon or a character. And we think consumers will pay for it. We think it’s a pretty interesting opportunity.

And what do we like about all these opportunities I just mentioned? They focus on transforming a business from a packaged goods business to a subscription business. Or taking you from a gift business to the gift that keeps on giving. And we feel pretty good about that happening.

Other opportunities looking forward are massive multiplayer opportunities. We have all this great intellectual property. Some of it is really well positioned to become massive multiplayer, not just in the U.S., not just in Europe, but in China as well or Korea, other parts of Asia where massive multiplayer is a really big business. And we’re focused a lot on building up our Asia business now.

We’re also interested in the mobile market. We have no revenue coming from the mobile market now. What a terrific opportunity for a company with our intellectual property and hopefully, our intellectual bandwidth.

Turning to our financials. What does this all mean? Well first of all, what it means is in 2008, we are going to be turned around and we are going to be a profit making company, putting cash on the balance sheet.

You’re also going to see significant margin improvement at the company. Where does it come from? Cost savings, as I’ve already talked about. We’ve already taken out the head count related costs. We’ve already taken out a lot of our structural costs. But we aim to be the most efficient company in this business and we’ve found in every enterprise that we’ve ever managed before — and Ben and I have managed several together and several separately — we’ve always been able to drive additional non-head count related efficiencies on an annual basis. If anything, we’re investing in more people. We have terrific people. We’re thrilled to be able to attract more. At the same time as we attract people, we can create efficiencies in our systems.

We have major launches coming up. That’s going to increase our margins. We have scale in sport, that’s going to enhance our margins. And some of our third-party expenses like legacy legal expenses are going down and that will help our margins.

Our balance sheet is already strong and sound. We have a $140 million line of credit and our cash position will obviously be significantly enhanced by the release of GTA IV. 2008 is going to be a great year for our balance sheet.

So turning back to our friends on the West Coast. How do we think that the offer stacks up in terms of our peers? Well, you can take a look at this chart. You can see that in terms of our current trading multiples and recent M&A transactions, EA’s offer significantly discounts our stock compared to other comparables in the business and other transactions.

And that’s particularly interesting if you look at it in terms of potential synergies. We think synergies are available not just with a company like EA, but with other game companies and other major media companies. Those synergies in our view, if there is to be a transaction, ought to be shared among all the recipients of value in the transaction.

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

Just to give you a sense, analysts have said there’s something like 50 to $210 million of expected synergies if there were a business combination between EA and Take-Two. Based on these estimates alone, the value per share could be $6 to $29 a share for the synergies alone.

So in conclusion, and then we’ll take your questions — who are we? We’re a pure play in a great business. We think we’re one of the most attractive assets in a limited field in a growth business. With one of the strongest portfolios of intellectual property in our business, a superb creative and business team and a revitalization plan that’s already delivering results, and will deliver more, take-Two is uniquely positioned to create stockholder value.

We’re already working towards a process to review all the options to maximize value. That includes remaining an independent company or a combination with a third party, we’re open to beginning preliminary discussions right now. Our stockholders’ interests in our view would hardly be served or would have been served by accepting an offer from EA or anyone else at the wrong price and at the wrong time.

I do think it bears repeating if you haven’t gotten the point yet, that we’re committed to doing the right thing by stockholders. This management team was installed by stockholders, for stockholders. Our board’s recommendation is fully consistent with this mandate and it’s aligned with the best interests of all stockholders in mind.

So thanks for listening, and now Ben will join me at the podium and we’ll take your questions. Yes. We’re going to wait for the microphone if we could, right here.

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet

Take-Two Interactive Software, Inc.	TTWO	Bank of America Smid Cap Conference	Mar. 26, 2008
Company ^	Ticker ^	Event Type ^	Date ^

QUESTION AND ANSWER SECTION

<Q>: Is there absolutely anything that could derail the GTA launch, either going through the ratings process, production, legal, anything else?

<A — Ben Feder>: We’re fully confident in the April 29 release date. There is a lot that’s going on in the background to make sure it all releases on time. As Strauss mentioned, there’s product development, there’s marketing, there’s production, there’s ratings as you mentioned. All of it has come together. We’re fully confident that it will come together on April 29.

<A — Strauss Zelnick>: Other questions? You know why there are no questions, there are no lawyers in the room.

<Q>: Could you please expand upon the synergies that would be available to a strategic buyer as you see them and how you come up with a value of 6 to $29 per share?

<A — Strauss Zelnick>: Well to be clear if I may, we didn’t come up with it, we’re actually quoting the analysts, because we have to be really careful on this stuff. So I think analysts have talked about synergistic distribution systems, marketing systems, corporate overhead, occupancy. But basically I think most analysts — and again, I’m really not sharing my opinion or Ben’s opinion — analysts’ opinions are related to the back office part of the business as opposed to the studio part of the business.

<A — Ben Feder>: I actually think on that slide we underestimated the analysts’ opinions. Not in the total number, but in the multiple you apply. We took kind of a 9, 10, 11 multiple on that table. A lot of analysts would just look at EA’s multiple and put a value on that, and that would be a higher number, in fact materially higher.

Company Representative

Great. Thank you for joining us.

Disclaimer

The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2008. CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

www.CallStreet.com •	212-849-4070 •	Copyright © 2001 - 2008 CallStreet